Mail Stop 4561

March 3, 2008

VIA U.S. MAIL

Graham Alexander
Chief Executive Officer and Chief Financial Officer
Rancho Santa Monica Developments Inc.
3104 Sunnyhurst Road
North Vancouver, BC, Canada V7K 2G3

> **Re:** **Rancho Santa Monica Developments Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **November 30, 2006**
> **Filed February 14, 2007**
> **Form 10-QSB for Quarterly Period Ended**
> **August 31, 2007**
> **Filed October 15, 2007**
> **File No. 000-51376**

Dear Mr. Alexander:

We have reviewed your response letter dated February 22, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended November 30, 2006

Financial Statements

Balance Sheets, page F-4

1. We note your response to our prior comment one and your attached revised financial statements. We note you continue to list your note payable outside of your current liabilities as of November 30, 2005. As disclosed on page F-10, this note payable was due on November 29, 2006. Please revise your financial statements to reclassify this amount to current liabilities as of November 30, 2005.

Statements of Operations, page F-5

2. We note your response to our prior comment nine and your attached revised financial statements. Please tell us the nature of the transaction that resulted in the currency translation adjustment to be recorded as other comprehensive income. Within your response, reference any authoritative accounting literature relied upon.

Form 10-QSB for the quarterly period ended August 31, 2007

Financial Statements

Balance Sheets

3. We note your response to our prior comment two and your attached revised financial statements. Per review of the Statements of Cash Flows for the fiscal year ended November 30, 2007 in the Form 10-KSB filed February 27, 2008, it appears you refunded the stock subscriptions payable of $68,043 during the three months ended November 30, 2007. Please tell us the nature of the transaction that resulted in this cash outflow. Within your response, tell us how you accounted for this item as of August 31, 2007 and during the three months ended November 30, 2007. Within your response, reference the authoritative accounting literature relied upon.

Statements of Cash Flows

4. We note your response to our prior comment five and your attached revised financial statements. Please revise your interim period cash flows from financing activities for consistency with the activity on the Statement of Stockholders' Equity.

Notes to Financial Statements

5.   We note your attached revised financial statements for the three and nine months ended August 31, 2007. Please tell us how you have complied with paragraph 26 of SFAS 154, or tell us why you believe it was not necessary to include this disclosure.

General

6.   Please tell us whether management intends to file an Item 4.02 Form 8-K. To the extent management does not intend to file an Item 4.02 Form 8-K, please tell us management's basis for their conclusion.

7.   Please tell us whether management has reconsidered the effectiveness of your disclosure controls and procedures as of November 30, 2006 in light of the restatement. In addition, please confirm to us that you plan to address this reconsideration and the related conclusions in the filings that contain your restated financial statements. To the extent you have determined that your disclosure controls and procedures were effective as of November 30, 2006 even though you were required to restate, please explain why and what corrective action that has been/will be taken and also disclose this in your amended filing.

8.   Please tell us whether your auditors intend to update their audit opinion to discuss the restatement.

                              *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

                                        Sincerely,

                                        Kevin Woody
                                        Branch Chief